# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Enhanced Group Inc., CIK 0001956439
CUSIP: 29333R107
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 169 Madison Ave, Suite 15101, New York, New York (NY), 10016
Date of event which requires filing of this statement: 05/07/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002074412

## Reporting persons
- ASPAC IV (Holdings) Corp.: type of reporting person: other (OO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 7,116,667; shared voting power 0; sole dispositive power 7,116,667; shared dispositive power 0; aggregate amount beneficially owned 7,116,667 (5.8% of the class)
  Comment: Claudius Tsang is the sole director of A SPAC IV (Holdings) Corp. and has voting and investment discretion with respect to the securities held of record by A SPAC IV (Holdings) Corp. The percentage in Row 11 is based on 122,230,453 shares of Class A common stock outstanding as of May 11, 2026 (the most recent date for which such information is publicly available), as reported in the Issuer's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on March 11, 2026.
- Claudius Tsang: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); sole voting power 7,116,667; shared voting power 0; sole dispositive power 7,116,667; shared dispositive power 0; aggregate amount beneficially owned 7,116,667 (5.8% of the class)
  Comment: Claudius Tsang is the sole director of A SPAC IV (Holdings) Corp. and has voting and investment discretion with respect to the securities held of record by A SPAC IV (Holdings) Corp. The percentage in Row 11 is based on 122,230,453 shares of Class A common stock outstanding as of May 11, 2026 (the most recent date for which such information is publicly available), as reported in the Issuer's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on March 11, 2026.

## Item 1. Issuer
Name of issuer: Enhanced Group Inc.
Address of issuer's principal executive offices: 169 Madison Ave, Suite 15101, New York, NY 10016

## Item 2. Person Filing
Name of person filing: A SPAC IV (Holdings) Corp. and Claudius Tsang (collectively, the "Reporting Persons")
Address of principal business office or, if none, residence: The Sun's Group Center, 29th Floor, 200 Gloucester Road, Wan Chai, Hong Kong
Citizenship: A SPAC IV (Holdings) Corp. is a British Virgin Islands company. Claudius Tsang is a citizen of Hong Kong SAR.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 7,116,667.00 shares of Class A common stock
Percent of class: 5.8%
Sole power to vote or to direct the vote: A SPAC IV (Holdings) Corp.: 7,116,667.00 shares of Class A common stock; Claudius Tsang: 7,116,667.00 shares of Class A common stock
Shared power to vote or to direct the vote: A SPAC IV (Holdings) Corp.: 0 Claudius Tsang: 0
Sole power to dispose or to direct the disposition: A SPAC IV (Holdings) Corp.: 7,116,667.00 shares of Class A common stock; Claudius Tsang: 7,116,667.00 shares of Class A common stock
Shared power to dispose or to direct the disposition: A SPAC IV (Holdings) Corp.: 0 Claudius Tsang: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- ASPAC IV (Holdings) Corp.: /s/ Claudius Tsang, Director (05/13/2026)
- Claudius Tsang: /s/ Claudius Tsang, Individual (05/13/2026)